Exhibit 99.1

NEWS RELEASE

Toronto, May 6, 2025

Triple Flag Announces Record Quarterly Cash Flow and Strong Q1 2025 Results

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) announced its results for the first quarter of 2025 and declared a dividend of US$0.055 per common share to be paid on June 16, 2025. Unless otherwise indicated, all amounts are expressed in US dollars.

“Our operating cash flow per share increased by 74% year-over-year in the first quarter of 2025, underpinned by strong performance from Northparkes and Cerro Lindo. This record start to the year has positioned us well, and guidance for 2025 of 105,000 to 115,000 GEOs remains unchanged,” commented Sheldon Vanderkooy, CEO. “Triple Flag has also maintained a solid pace of acquisitions through the last four months, including the precious metals streams on the Arcata and Azuca mines in Peru, and more recently, the proposed acquisition of Orogen Royalties and its 1.0% NSR royalty on the Expanded Silicon gold project in Nevada. Expanded Silicon is a top-tier gold asset located in a premier jurisdiction that is operated by one of the world’s most successful producers. The exploration potential of this asset is unparalleled, and we look forward to the completion of this transaction in the third quarter of this year.”

Q1 2025 Financial Highlights

	Q1 2025	Q1 2024
Revenue	$82.2 million	$57.5 million
Gold Equivalent Ounces (“GEOs”)[1]	28,761	27,794
Net Earnings (per share)	$45.5 million ($0.23)	$17.4 million ($0.09)
Adjusted Net Earnings[2] (per share)	$40.7 million ($0.20)	$22.2 million ($0.11)
Operating Cash Flow	$65.9 million	$38.9 million
Operating Cash Flow per Share	$0.33	$0.19
Adjusted EBITDA[3]	$70.7 million	$46.0 million
Asset Margin[4]	93%	92%

GEOs Sold by Commodity and Revenue by Commodity

	Three Months Ended March 31
	2025	2024
GEOs[1]
Gold	21,944	17,646
Silver	6,817	9,485
Other	—	663
Total	28,761	27,794

Revenue ($ thousands)
Gold	62,752	36,524
Silver	19,493	19,632
Other	—	1,372
Total	82,245	57,528

Corporate Updates

•	2025 GEOs Guidance and 2029 Outlook Maintained: Triple Flag remains on track to achieve its sales guidance for 2025 of 105,000 to 115,000 GEOs.

Our 2029 outlook of 135,000 to 145,000 GEOs remains unchanged.

•	Expanded Silicon NSR royalty acquisition: In April 2025, Triple Flag announced the friendly acquisition of Orogen Royalties Inc. (“Orogen”). Triple Flag will retain a 1.0% NSR royalty on the flagship Expanded Silicon project in Nevada operated by AngloGold Ashanti plc. A new spin-off company led by Paddy Nicol, CEO of Orogen, will hold all of the assets and liabilities currently held by Orogen other than the Expanded Silicon royalty. The transaction is expected to close in the third quarter of 2025. Refer to Triple Flag’s press release on April 22, 2025, Triple Flag to Acquire Orogen Royalties and its 1.0% NSR royalty on the Expanded Silicon Gold Project, for further details.

•	Arcata and Azuca precious metals streams acquired in Peru: In March 2025, Triple Flag completed the acquisition of 5% silver and gold streams on the Arcata and Azuca projects in Peru for total cash consideration of $35 million. Arcata and Azuca is operated by Sierra Sun Precious Metals S.A.C. Refer to Triple Flag’s press release on March 5, 2025, Triple Flag Acquires Silver and Gold Streams on Arcata and Azuca, for further details.

•	Tres Quebradas lithium royalty acquired in Argentina: In March 2025, Triple Flag completed the previously announced acquisition of a 0.5% gross revenue royalty on the Tres Quebradas construction-stage lithium project from Lithium Royalty Corp. for total cash consideration of $28 million. Tres Quebradas is operated by Zijin Mining Group Co., Ltd. Refer to Triple Flag’s press release on December 19, 2024, Triple Flag to Acquire a Royalty on Tres Quebradas, for further details.

•	Top ESG Risk Rating by Sustainalytics: During the first quarter of 2025, Triple Flag’s ranking improved to first in ESG Risk Ratings by Morningstar Sustainalytics within the precious metals industry and precious metals mining sub-industry. Triple Flag’s top ranking is a testament to the commitment of our team and mining partners to ESG. Triple Flag is now ranked in the top 100 out of more than 15,000 companies globally rated by Morningstar Sustainalytics.

•	Quarterly Dividend Declared: Triple Flag’s Board of Directors declared a quarterly dividend of US$0.055 per common share that will be paid on June 16, 2025, to shareholders of record at the close of business on May 30, 2025.

•	Share Buyback Activity: Under its current normal course issuer bid (“NCIB”), Triple Flag is authorized to repurchase 10,071,462 common shares from November 15, 2024, to November 14, 2025. Under the NCIB, Triple Flag has bought back 692,600 shares in the open market for $11.3 million since November 15, 2024, of which 153,600 shares for $2.6 million was from the period from February 20, 2025, to May 6, 2025.

Quarterly Portfolio Updates

Australia:

•	Northparkes (54% gold stream and 80% silver stream): Sales from Northparkes in Q1 2025 were a record 8,934 GEOs.

Mining of the E31 and E31N open pits was completed in the first quarter of 2025 as planned, with material stockpiled. We continue to expect higher grade stockpiled ore from E31 and E31N to contribute to processed feed and support stream deliveries through 2025.

Development of the sublevel cave (“SLC”) at E48 commenced in July 2024, with access to the first sub-level now substantially complete. Commissioning is expected to start in the second half of 2025, with the asset expected to ramp-up through 2026. A previous concept study in 2024 included a gold grade of 0.41 g/t, with production from the E48 SLC expected to contribute to stream deliveries through the course of its ramp-up. The E48 SLC orebody currently has a mine life ending in 2034. A pre-feasibility study was completed in the first quarter of 2025. The outcome of this study is currently being integrated with the life of mine plan at Northparkes to confirm the development schedule and optimized production profile.

First production from the E22 orebody is expected during Evolution Mining Limited’s fiscal year ending June 30, 2029, subject to the completion of economic studies and board approval, with a Reserve grade of 0.37 g/t Au. An SLC hybrid option study for E22 is expected to be completed by June 30, 2025.

•	Beta Hunt (3.25% GR gold royalty and 1.5% NSR gold royalty): Royalties from Beta Hunt in Q1 2025 equated to 1,623 GEOs.

The expansion project to achieve consistent mine throughput at Beta Hunt of 2 million tonnes per annum continues to advance, with recent capital investment focused on upgrades to primary ventilation, mine pumping and water supply. Infill drill data completed across the Western Flanks and A Zone is also being incorporated into an updated resource model. Westgold Resources Limited continues to expect the mine expansion project at Beta Hunt to deliver increased productivity in 2025 and beyond.

Drills continue to turn at the Fletcher Zone, a significant discovery at Beta Hunt that is interpreted to represent a new gold mineralized structure parallel to the Western Flanks deposit of the mine, 300 meters to the west. Western Flanks is currently the primary source of gold ore for Beta Hunt.

In September 2024, Westgold declared an inaugural exploration target for the Fletcher Zone of Beta Hunt totaling 23 to 27 million tonnes at 2.1 to 2.5 g/t Au containing 1.6 to 2.1 million ounces of goldi. This compares to the current Resource baseii at Beta Hunt of 17.7 million tonnes grading 2.74 g/t Au at 1.6 million ounces in the Measured and Indicated category (inclusive) and 12.9 million tonnes grading 2.63 g/t Au at 1.1 million ounces in the Inferred category, comprising of the Western Flanks, A Zone, Larkin and Mason deposits.

•	Fosterville (2.0% NSR gold royalty): Royalties from Fosterville in Q1 2025 equated to 1,036 GEOs. Agnico Eagle Mines Limited (“Agnico Eagle”) reiterated production guidance of 140,000 to 160,000 ounces of gold in 2025. Technical evaluations and drilling are ongoing to evaluate the potential to increase production at Fosterville to an average of approximately 175,000 ounces of gold per year, with a ramp-up in performance potentially starting in 2027.

Latin America:

•	Cerro Lindo (65% silver stream): Sales from Cerro Lindo in Q1 2025 were 5,072 GEOs. On March 27, 2025, Nexa Resources S.A. (“Nexa”) announced updated Reserves and Resources for Cerro Lindoiii, including Proven and Probable silver Reserves of 39.07 Mt at 21.4 g/t totaling 26,836 koz Ag as of December 31, 2024. Current Measured and Indicated silver Resources (exclusive) are 6.48 Mt at 22.7 g/t totaling 4,727 koz Ag, and Inferred silver Resources are 10.04 Mt at 25.5 g/t totaling 8,213 koz Ag.

Under the stream agreement with Nexa, we receive 65% of payable silver from Cerro Lindo until 19.5 million ounces have been delivered and 25% thereafter. As at March 31, 2025, 17.3 million ounces of silver had been delivered under the stream agreement with Nexa since inception. We continue to expect a step-down in the stream rate from 65% to 25% to start in 2026.

•	Buriticá (100% silver stream, fixed ratio to gold): Sales from Buriticá in Q1 2025 were 1,256 GEOs. Activities by illegal miners have weighed on operations at Buriticá through the past 12 to 18 months, including underground confrontations. On January 20, 2025, the operator announced that it restarted gold production after an attack by illegal miners. The attack, which targeted a substation, temporarily halted operations, but did not result in any injuries.

Despite the ongoing presence of illegal miners, Buriticá has been able to maintain overall steady operations. The operator continues to engage closely with the surrounding community on illegal mining with support from national institutions, including the National Police of Colombia.

•	Camino Rojo (2.0% NSR gold royalty on oxides): Royalties from Camino Rojo in Q1 2025 equated to 683 GEOs. 2025 production guidance for the asset remains unchanged at 110,000 to 120,000 ounces of gold.

•	Ana Paula (2.0% NSR gold and silver royalty): In March 2025, Heliostar Metals Ltd. (“Heliostar”) announced the commencement of a 15,000 meter drill program focused on both infill and step-out exploration at its Ana Paula underground development project in Mexico. Heliostar plans to complete a feasibility study on Ana Paula by mid-2026 to allow for a construction decision shortly thereafter.

North America:

•	Young-Davidson (1.5% NSR gold royalty): Royalties from Young-Davidson in Q1 2025 equated to 594 GEOs. In April 2025, Alamos Gold Inc. reiterated 2025 production guidance of 175,000 to 190,000 ounces of gold.

•	Florida Canyon (3.0% NSR gold royalty): Royalties from Florida Canyon in Q1 2025 equated to 538 GEOs. With the acquisition of the Florida Canyon heap leach mine now completed, Integra Resources Corp. (“Integra”) is focused on optimization work, including the expected life-of-mine strip ratio. An exploration program is expected to commence in the second quarter of 2025, focused on oxide material across sparsely drilled saddles and ridges of numerous pits on the property.

•	Kensington (1.25% NSR gold royalty): Royalties from Kensington in Q1 2025 equated to 321 GEOs. In February 2025, Coeur Mining, Inc. (“Coeur”) announced 2025 production guidance for Kensington of 92,500 to 107,500 ounces of gold.

Driven by successful exploration, Proven and Probable Reserves increased by approximately 22% year-over-year. As of December 31, 2024iv, Proven and Probable Reserves at Kensington totaled 501 thousand ounces of gold (2.8 million short tons at 0.181 opt), with an additional 886 thousand ounces of gold (3.6 million short tons at 0.246 opt) in the Measured and Indicated category (exclusive), as well as 228 thousand ounces (993 thousand short tons at 0.23 opt) in the Inferred category.

Drilling at Kensington in 2025 will be focused on continued expansion of known resource zones and identifying higher-grade zones to improve bulk mill feed grade.

•	Gunnison and Johnson Camp Mine (3.5% to 16.5% copper stream and 1.5% GR copper royalty): On May 15, 2024, Nuton LLC, a Rio Tinto venture, announced that it elected to proceed to Stage 2 of a two-stage work program on the use of copper heap leach technologies for primary sulphide mineralization at Gunnison Copper Corp.’s 100%-owned Johnson Camp Mine (“JCM”) in Arizona.

Triple Flag owns a 1.5% GR copper royalty on JCM, which is also within the coverage area of the Company’s separate oxide copper stream on the Gunnison property.

The operator expects first copper production at JCM in the third quarter of 2025. Mining of mineralized material commenced in January 2025 and is being stockpiled in advance of completion of the leach pad.

•	Hope Bay (1.0% NSR gold royalty): Agnico Eagle announced that exploration drilling at Hope Bay totaled 29,450 metres in the first quarter of 2025, with a focus on the Patch 7 and Suluk zones at the Madrid deposit. Assays continue to demonstrate continuity within the known zones and support the potential for mineral resource expansion at depth and along strike. Highlight intercepts include 24.1 g/t gold over 9.5 metres in the gap area between Patch 7 and Suluk of Madrid.

An internal technical evaluation on the potential for a larger production scenario at Hope Bay is expected to be completed in the first half of 2026.

•	Eskay Creek (0.5% NSR gold and silver royalty): In April 2025, Skeena Resources Limited (“Skeena”) submitted an Environmental Assessment application for the 100%-owned fully financed Eskay Creek gold and silver project. Eskay Creek has been recognized as a project to be fast-tracked by the Province of British Columbia, and an environmental assessment certificate is expected to be received in the fourth quarter of 2025.

•	South Railroad (2.0% NSR gold and silver royalty, partial coverage): In April 2025, Orla Mining Ltd. (“Orla”) announced that the Notice of Intent for the 100%-owned South Railroad heap leach project in Nevada is expected to be published in the first half of 2025. Orla maintained previously announced development timelines of a record of decision for South Railroad by mid-2026, and first gold production in 2027.

Separately in 2025, Orla intends to continue focusing on exploring the continuity of wider, higher-grade gold mineralization below the northern Dark Star open pit, within Triple Flag’s royalty coverage area.

•	DeLamar (2.5% NSR gold and silver royalty, partial coverage): In April 2025, Integra announced the formal submission of the updated Mine Plan of Operations to the US Bureau of Land Management for its 100%-owned DeLamar heap leach project in Idaho. This submission represents the start of the federal permitting process for the project under the National Environmental Policy Act.

An updated feasibility study to incorporate historical stockpiles into the design of DeLamar remains scheduled for completion in 2025.

•	Kemess (100% silver stream): In February 2025, Centerra Gold Inc. (“Centerra”) announced that it had commenced evaluation of technical concepts and engineering trade-off studies for potential restart options at the 100%-owned Kemess copper-gold-silver project in British Columbia. These early-stage concepts included a review of a potential open pit and long-hole stoping operation, versus the previous permitted block cave design. Significant infrastructure is already in place at Kemess, including a 50,000 tpd mill, connection to grid power and a camp. A preliminary economic assessment for Kemess is expected to be completed by the end of 2025.

•	Fenn-Gib (1.0% to 1.5% NSR gold royalty): Fenn-Gib is a 100%-owned gold deposit that straddles the Pipestone fault in Northern Ontario, operated by Mayfair Gold Corp. (“Mayfair”). In April 2025, Mayfair announced that the ongoing pre-feasibility study for a 4,800 tpd open-pit operation at Fenn-Gib is expected to be completed by the end of 2025. The current Resource at Fenn-Gib totals 181 million tonnes grading 0.74 g/t Au containing 4.3 million ounces in the Indicated category, and 8.9 million tonnes grading 0.49 g/t Au containing 141 thousand ounces in the Inferred category[v].

•	Queensway (0.2% to 0.5% NSR gold royalty): In March 2025, New Found Gold Corp. (“New Found”) announced a maiden resource estimate for the 100%-owned Queensway project in Newfoundland. As of December 31, 2024, the current Resource at Queensway totals 18.0 million tonnes grading 2.40 g/t Au containing 1.39 million ounces in the Measured and Indicated category, and 10.7 million tonnes grading 1.77 g/t Au containing 0.61 million ounces in the Inferred categoryvi.

A preliminary economic assessment for Queensway remains on-track for completion in the second quarter of 2025. A drill program that is also expected to start in the second quarter of 2025 will focus on infill drilling, including between the current resource pit shells.

Rest of World:

•	Impala Bafokeng (70% gold stream): Sales from Impala Bafokeng in Q1 2025 were 1,664 GEOs. Development of the asset’s value driver, Styldrift, remains ongoing, with a steady ramp-up expected to deliver improved efficiencies given current market conditions. In 2024, Impala Platinum Holdings Limited (“Implats”) commenced a restructuring process at Impala Bafokeng to rationalize and optimize labor deployment across corporate and operational functions. The integration of processing facilities across the Western Limb operations of Impala Rustenburg and Impala Bafokeng has advanced, resulting in improved plant availability and recovery. Implats continues to expect monthly milled throughput of 230 thousand tonnes at Styldrift by the end of its 2027 fiscal year.

•	Agbaou (3.0% gold stream and 2.5% NSR gold royalty) and Bonikro (3.0% gold stream): Sales from our stream and royalty interests in Agbaou equated to 1,101 GEOs and 578 GEOs in Q1 2025, respectively. Sales from our stream interest in Bonikro equated to 1,271 GEOs in Q1 2025. The strong performance of our Agbaou and Bonikro streams during the first quarter of 2025 reflect Allied Gold Corp.’s obligation to complete minimum deliveries for the 2024 fiscal year. Annual minimum deliveries under these streams will continue until 2027. Refer to our press release published on August 7, 2024, Triple Flag to Acquire 3% Gold Streams on Allied Gold Corp.’s Agbaou and Bonikro Mines,” for further details.

In February 2025, Allied announced 2025 gold production guidance of 77,000 to 90,000 ounces for Agbaou and 98,000 to 105,000 ounces for Bonikro. Through 2026 and 2027, the operator expects to annually produce at least 87,000 ounces of gold at Agbaou and approximately 100,000 ounces of gold at Bonikro.

•	Koné (2.0% NSR gold royalty, partial coverage): In April 2025, Montage Gold Corp. (“Montage”) released an updated resource for the Koné open pit development project. Triple Flag’s royalty area of interest covers the main Koné deposit. On a 100% basis, Indicated Resources have increased by 150 thousand ounces to 4.5 million ounces of gold based on 245mt grading 0.57 g/t Auvii. Similarly, Inferred Resources have increased by 110 thousand ounces to 510 thousand ounces of gold based on 37mt grading 0.43 g/t Auvii.

Montage continues to expect first gold pour at Koné in the second quarter of 2027.

•	ATO (25% gold stream and 50% silver stream): Sales from the ATO streams and related interests in Q1 2025 were 941 GEOs.

In March 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice for the immediate delivery of 1,650 ounces of gold, representing the outstanding gold ounces under the previously announced prepaid gold agreement with Steppe Gold Ltd.

•	Prieska (0.8% GR royalty): In March 2025, Orion Minerals Limited published an updated feasibility study for the fully permitted Prieska copper-zinc project in South Africa. The study outlined a two-phase development approach, including the mining of a near-surface supergene sulphide zone (“Supergene Zone”) to be accessed from an existing decline followed a second phase of deeper mining that leverages an existing mine shaft. Production from the Supergene Zone could commence 13 months after construction begins for initial capex of A$49 million.

Collectively, the two phases are designed to produce total metal-in-concentrate of 213 thousand tonnes of copper and 611 thousand tonnes of zinc over a 13-year mine life.

Triple Flag has the right, but not the obligation, to acquire a fixed ratio gold and silver stream on Prieska for $80 million, to be drawn down in tranches alongside other sources of funding during development. Among other events, this is conditional upon South African regulatory approvals, the mine development being fully funded, and finalization of an executable mine plan to Triple Flag’s satisfaction. Further details on our next steps will be provided in due course.

Conference Call Details

A conference call and live webcast presentation will be held on May 7, 2025, starting at 9:00 a.m. ET (6:00 a.m. PT) to discuss these results. The live webcast can be accessed by visiting the Events and Presentations page on the Company’s website at: www.tripleflagpm.com. An archived version of the webcast will be available on the website for one year following the webcast.

Live Webcast:	https://events.q4inc.com/attendee/271421749

Dial-In Details:	Toll-Free (U.S. & Canada): +1 (888) 330-2384 International: +1 (647) 800-3739 Conference ID: 4548984, followed by # key

Replay (Until May 21):	Toll-Free (U.S. & Canada): +1 (800) 770-2030 International: +1 (647) 362-9199 Conference ID: 4548984, followed by # key

About Triple Flag Precious Metals

Triple Flag is a precious metals streaming and royalty company. We offer investors exposure to gold and silver from a total of 236 assets, consisting of 17 streams and 219 royalties, primarily from the Americas and Australia. These streams and royalties are tied to mining assets at various stages of the mine life cycle, including 30 producing mines and 206 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

Qualified Person

James Lill, Director, Mining for Triple Flag Precious Metals and a “qualified person” under NI 43-101 has reviewed and approved the written scientific and technical disclosures contained in this press release.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, respectively (collectively referred to herein as “forward-looking information”). Forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes” or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. Forward-looking information in this news release includes, but is not limited to, statements with respect to the Company’s annual and five-year guidance, operational and corporate developments for the Company, developments in respect of the Company’s portfolio of royalties and streams and related interests and those developments at certain of the mines, projects or properties that underlie the Company’s interests, strengths, characteristics, the payment of a dividend by the Company, the conduct of the conference call to discuss the financial results for the first quarter of 2025, our assessments of, and expectations for, future periods (including, but not limited to, the long-term sales outlook for GEOs), and expected timing and completion of the proposed acquisition of Orogen Royalties Inc. and its 1.0% NSR royalty on the Expanded Silicon gold project. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding possible future events or circumstances.

The forward-looking information included in this news release is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. The forward-looking information contained in this news release is also based upon a number of assumptions, including the ongoing operation of the properties in which we hold a stream or royalty interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; and the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production. These assumptions include, but are not limited to, the following: assumptions in respect of current and future market conditions and the execution of our business strategies; that operations, or ramp-up where applicable, at properties in which we hold a royalty, stream or other interest continue without further interruption through the period; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated, intended or implied. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Forward-looking information is also subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but are not limited to, those set forth under the caption “Risk and Risk Management” in our management’s discussion and analysis in respect of the first quarter of 2025 and the caption “Risk Factors” in our most recently filed annual information form, each of which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. In addition, we note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and Inferred Resources are considered too geologically speculative for the application of economic considerations.

Although we have attempted to identify important risk factors that could cause actual results or future events to differ materially from those contained in the forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of this news release and is subject to change after such date. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Cautionary Statement to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Triple Flag has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, Triple Flag is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Technical and Third-Party Information:

Triple Flag does not own, develop or mine the underlying properties on which it holds stream or royalty interests. As a royalty or stream holder, Triple Flag has limited, if any, access to properties included in its asset portfolio. As a result, Triple Flag is dependent on the owners or operators of the properties and their qualified persons to provide information to Triple Flag and on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Triple Flag holds stream, royalty or other similar interests. Triple Flag generally has limited or no ability to independently verify such information. Although Triple Flag does not believe that such information is inaccurate or incomplete in any material respect, there can be no assurance that such third-party information is complete or accurate.

Endnotes

Endnote 1: Gold Equivalent Ounces (“GEOs”)

GEOs are a non-IFRS measure that are based on stream and related interests as well as royalty interests and are calculated on a quarterly basis by dividing all revenue from such interests for the quarter by the average gold price during such quarter. The gold price is determined based on the LBMA PM fix. For periods longer than one quarter, GEOs are summed for each quarter in the period. Management uses this measure internally to evaluate our underlying operating performance across our stream and royalty portfolio for the reporting periods presented and to assist with the planning and forecasting of future operating results. GEOs are intended to provide additional information only and do not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles GEOs to revenue, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands, except average gold price and GEOs information)	2025	2024
Revenue	82,245	57,528
Average gold price per ounce	2,860	2,070
GEOs	28,761	27,794

Endnote 2: Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-IFRS financial measure, which excludes the following from net earnings:

•	impairment charges, write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments and prepaid gold interests;
•	non-recurring charges; and
•	impact of income taxes on these items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, and non-recurring charges do not reflect the underlying operating performance of our core business and are not necessarily indicative of future operating results. The tax effect is also excluded to reconcile the amounts on a post-tax basis, consistent with net earnings. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables users to better understand the underlying operating performance of our core business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-IFRS measures used by industry analysts and other streaming and royalty companies. Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The measures are not necessarily indicative of gross profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate these measures differently. The following table reconciles adjusted net earnings to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted Net Earnings

	Three months ended
	March 31
($ thousands, except share and per share information)	2025	2024
Net earnings	$45,521	$17,424
Impairment charges and expected credit losses[1]	—	6,262
Foreign currency translation gain	(89)	(40)
Increase in fair value of investments and prepaid gold interests	(5,617)	(1,677)
Income tax effect	862	211
Adjusted net earnings	$40,677	$22,180
Weighted average shares outstanding – basic	200,944,812	201,140,642
Net earnings per share	$0.23	$0.09
Adjusted net earnings per share	$0.20	$0.11

1.	Impairment charges and expected credit losses for the three months ended March 31, 2024, are largely due to expected credit losses taken on the Elevation Gold loan receivables.

Endnote 3: Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

•	income tax expense;
•	finance costs, net;
•	depletion and amortization;
•	impairment charges, write-downs, and reversals, including expected credit losses;
•	gain/loss on sale or disposition of assets/mineral interests;
•	foreign currency translation gains/losses;
•	increase/decrease in fair value of investments and prepaid gold interests;
•	non-cash cost of sales related to prepaid gold interests and other; and
•	non-recurring charges

Management believes that adjusted EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund acquisitions. Management uses adjusted EBITDA for this purpose. Adjusted EBITDA is also frequently used by investors and analysts for valuation purposes, whereby adjusted EBITDA is multiplied by a factor or ‘‘multiple’’ that is based on an observed or inferred relationship between adjusted EBITDA and market values to determine the approximate total enterprise value of a company.

In addition to excluding income tax expense, finance costs net, and depletion and amortization, adjusted EBITDA also removes the effect of impairment charges, write-downs, and reversals, including expected credit losses, gain/loss on sale or disposition of assets/mineral interests, foreign currency translation gains/losses, increase/decrease in fair value of investments and prepaid gold interests, non-cash cost of sales related to prepaid gold interests and other and non-recurring charges. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact of income tax expense as they do not affect adjusted EBITDA. We believe this additional information will assist analysts, investors and our shareholders to better understand our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core business and not necessarily reflective of the underlying operating results for the periods presented.

Adjusted EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. Adjusted EBITDA is not necessarily indicative of operating profit or operating cash flow as determined under IFRS Accounting Standards. Other companies may calculate adjusted EBITDA differently. The following table reconciles adjusted EBITDA to net earnings, the most directly comparable IFRS Accounting Standards measure.

Reconciliation of Net Earnings to Adjusted EBITDA

	Three months ended
	March 31
($ thousands)	2025	2024
Net earnings	$45,521	$17,424
Finance costs, net	601	1,294
Income tax expense	4,001	2,718
Depletion and amortization	20,634	17,810
Impairment charges and expected credit losses[1]	—	6,262
Non-cash cost of sales related to prepaid gold interests and other	5,643	2,173
Foreign currency translation gain	(89)	(40)
Increase in fair value of investments and prepaid gold interests	(5,617)	(1,677)
Adjusted EBITDA	$70,694	$45,964

1.	Impairment charges and expected credit losses for the three months ended March 31, 2024, are largely due to expected credit losses taken on the Elevation Gold loan receivables.

Endnote 4: Gross Profit Margin and Asset Margin

Gross profit margin is an IFRS Accounting Standards financial measure which we define as gross profit divided by revenue. Asset margin is a non-IFRS financial measure which we define by taking gross profit and adding back depletion and non-cash cost of sales related to prepaid gold interests and other and dividing by revenue. We use gross profit margin to assess profitability of our metal sales and asset margin to evaluate our performance in increasing revenue, containing costs and providing a useful comparison to our peers. Asset margin is intended to provide additional information only and does not have any standardized definition under IFRS Accounting Standards and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The following table reconciles asset margin to gross profit margin, the most directly comparable IFRS Accounting Standards measure:

	Three months ended
	March 31
($ thousands except Gross profit margin and Asset margin)	2025	2024
Revenue	$82,245	$57,528
Less: Cost of sales	(32,311)	(24,269)
Gross profit	49,934	33,259
Gross profit margin	61%	58%
Gross profit	$49,934	$33,259
Add: Depletion	20,549	17,720
Add: Non-cash cost of sales related to prepaid gold interests and other	5,643	2,173
	76,126	53,152
Revenue	82,245	57,528
Asset margin	93%	92%

i Refer to Westgold’s press release dated September 16, 2024, “Fletcher Exploration Target Defined at 1.6 - 2.1Moz Au”.

ii Refer to Westgold’s press release dated September 16, 2024, “2024 Mineral Resources and Ore Reserves”.

iii Refer to Nexa’s press release dated March 27, 2025, “Nexa Resources Announces 2024 Year-End Mineral Reserves and Mineral Resources”.

iv Refer to Coeur’s press release dated February 18, 2025, “Coeur Reports Year-End 2024 Mineral Reserves and Resources and Provides Palmarejo Exploration Update”.

v Refer to Mayfair’s press release dated September 10, 2024, “Mayfair Gold Updates Fenn-Gib Open-Pit Mineral Resource and Initiates an Expanded Metallurgical Test Program”.

vi Refer to Newfound’s press release dated March 24, 2025, “New Found Gold Corp. Announces Initial Mineral Resource Estimate”.

vii Refer to Montage’s press release dated April 8, 2025, “Montage Gold Delineates Higher Grade Satellite Deposits At Its Koné Project Where Construction Continues to Rapidly Advance”.